UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 9, 2015

(Exact name of registrant as specified in its charter)

Connecticut	1-15052	06-1541045
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

157 Church Street, New Haven, Connecticut	06506
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code (203) 499-2000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240 14d-2(b))

☐	Pre-commencement communications pursuant to Rule eye-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

Connecticut Public Utilities Regulatory Authority Issues Final Decision on Merger

On December 9, 2015, the Connecticut Public Utilities Regulatory Authority (“PURA”) issued a final decision in Docket 15-07-38, (the “Final Decision”) approving the merger transaction involving UIL Holdings Corporation (“UIL”), Iberdrola USA, Inc. (“Iberdrola USA”) and Green Merger Sub, Inc., a wholly-owned subsidiary of Iberdrola USA (“Merger Sub”). The Final Decision confirmed PURA’s proposed final decision issued on November 24, 2015 in all material respects.

A copy of the Final Decision is attached hereto as Exhibit 99.1.

UIL and Iberdrola are awaiting approval from the Massachusetts Department of Public Utilities (“DPU”). As previously disclosed, on October 19, 2015, UIL, The Berkshire Gas Company, Iberdrola USA, Iberdrola, S.A. and Merger Sub, jointly with the Massachusetts Attorney General and the Massachusetts Department of Energy Resources, filed with the DPU their settlement agreement in the Iberdrola USA, Inc. – UIL Holdings Corporation proceeding for approval of a change of control transaction (Docket No. 15-26), which is subject to DPU approval. A special meeting of the shareholders of UIL is scheduled for December 11, 2015 to vote on the merger transaction.

For further information regarding the pending merger, please refer to the Definitive Proxy Statement filed by UIL with the Securities and Exchange Commission (“SEC”) in connection with the merger on November 12, 2015 and the other documents filed by UIL and Iberdrola USA with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Final Decision of the Connecticut Public Utilities Regulatory Authority in Docket 15-07-38, dated December 9, 2015.

Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger of UIL with a subsidiary of Iberdrola USA include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, are more fully discussed in the proxy statement/prospectus included in the Registration Statement on Form S-4, as amended, filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this communication speak only as of the date of this communication. UIL does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication other than as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 10, 2015

UIL HOLDINGS CORPORATION
Registrant

By	/s/ Richard J. Nicholas
Richard J. Nicholas
Executive Vice President
and Chief Financial Officer